UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                         Forum Retirement Partners, L.P.
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                                (Name of Issuer)

                     Partnership Preferred Depositary Units
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                         (Title of Class of Securities)

                                   349 851 105
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                                 (CUSIP Number)

                                David L. Buckley
                               10400 Fernwood Road
                               Bethesda, MD 20817
                                 (301) 380-9000
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 October 5, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 8 Pages

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CUSIP No. 349 851 105                                          Page 2 of 8 Pages
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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Forum Group, Inc.
         EIN: 61-0703072

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2)       Check the Appropriate Box if a Member of a Group:
         (a)      [ ]
         (b)      [ ]

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3)       SEC Use only

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4)       Source of Funds:  WC

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): [ ].

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6)       Citizenship or Place of Organization:       Indiana

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Number of Units Beneficially owned by Each Reporting Person with:

7)       Sole voting Power:                          14,214,310 /1

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8)       Shared Voting Power                             - 0 -

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9)       Sole Dispositive Power:                     14,214,310

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10)      Shared Dispositive Power:                       - 0 -

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11)      Aggregate Amount Beneficially
         owned by Each Reporting Person:             14,214,310

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

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13)      Percent of Class Represented by Amount in Row (11):  92.99%

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14)      Type of Reporting Person:   CO


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1/  Includes Units held by Forum A/H, Inc. and Forum Retirement, Inc.

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

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CUSIP No. 349 851 105                                          Page 3 of 8 Pages
-----------------------------------          -----------------------------------

================================================================================
1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Forum A/H, Inc.
         EIN: 35-1900163

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2)       Check the Appropriate Box if a Member of a Group:
         (a)      [ ]
         (b)      [ ]

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3)       SEC Use only

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4)       Source of Funds:  AF WC

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): [ ].

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6)       Citizenship or Place of Organization:       Delaware

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Number of Units Beneficially Owned by Each Reporting Person with:

7)       Sole Voting Power:                          4,505,811

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8)       Shared Voting Power:                            - 0 -

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9)       Sole Dispositive Power:                     4,505,811

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10)      Shared Dispositive Power:                       - 0 -

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11)      Aggregate Amount Beneficially
         owned by Each Reporting Person:             4,505,811

--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

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13)      Percent of Class Represented by Amount in Row (11):  29.48%

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14)      Type of Reporting Person:   CO

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

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CUSIP No. 349 851 105                                          Page 4 of 8 Pages
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================================================================================
1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Forum Retirement, Inc.
         EIN: 35-1658784

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2)       Check the Appropriate Box if a Member of a Group:
         (a)      [ ]
         (b)      [ ]

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3)       SEC Use only

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4)       Source of Funds:  AF WC

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): [ ].

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6)       Citizenship or Place of Organization:       Delaware

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Number of Units Beneficially Owned by Each Reporting Person with:

7)       Sole Voting Power:                          2,141,795

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8)       Shared Voting Power:                            - 0 -

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9)       Sole Dispositive Power:                     2,141,795

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10)      Shared Dispositive Power:                       - 0 -

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11)      Aggregate Amount Beneficially
         owned by Each Reporting Person:             2,141,795

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

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13)      Percent of Class Represented by Amount in Row (11):  14.01%

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14)      Type of Reporting Person:   CO

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
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CUSIP No. 349 851 105                                          Page 5 of 8 Pages
-----------------------------------          -----------------------------------

                        Amendment No. 14 to Schedule 13D

         This amendment No. 14 amends and supplements the Statement on Schedule 13D originally filed by Forum Group, Inc. ("FGI") (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 14 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D, as amended.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is revised and amended as set forth below:

         As of July 28, 1998, Forum Retirement, Inc. ("FRI"), a wholly-owned subsidiary of FGI and the general partner of Forum Retirement Partners, L.P. ("FRP"), acquired an additional 25,938 Units for an aggregate price of approximately $116,721 in connection with the previously reported settlement of litigation ("Settlement") initiated by The Russell F. Knapp Revocable Trust. The funds necessary for FRI to consummate this purchase were obtained from the existing working capital of Host Marriott Corporation ("Host Marriott").

Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13D is revised and amended as set forth below:

         On October 5, 1998, the Advisory Committee of the Board of Directors of FRI, in consultation with the Advisory Committee's independent financial advisor and independent legal counsel, (i) determined that the terms of the merger agreement attached hereto as Exhibit A (the "Merger Agreement") by and among FRI, FRP, FGI and Forum Merger Limited Partnership ("Forum MLP") are fair to the holders of Units (other than affiliates of Host Marriott) and (ii) recommended that the Board of Directors of FRI approve the Merger Agreement. Under the terms of the Merger Agreement, Forum MLP will be merged with and into FRP (the "Merger") and the holders of Units (other than affiliates of Host Marriott) will receive $5.75 in cash per Unit at the time of closing.

         On October 5, 1998, the Board of Directors of FRI approved the Merger Agreement. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including that (i) the Merger shall have been approved by a majority in interest of the limited partners of FRP, (ii) all consents and approvals prescribed by law which are necessary to the consummation of the transactions contemplated by the Merger Agreement shall have been obtained,
(iii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or otherwise been terminated and (iv) no injunction or order preventing consummation of the merger shall be in effect.

         Under the terms of the Merger Agreement, FGI agreed to cause all limited partnership interests owned by FGI and its affiliates to consent to the Merger.

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CUSIP No. 349 851 105                                          Page 6 of 8 Pages
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         The Merger Agreement also provides that holders of Units (other than
Host Marriott and its affiliates) shall have appraisal rights to the same extent as would be available to a shareholder in such circumstances if FRP were a corporation organized under the laws of the State of Delaware.

         The description of the Merger Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit A to this Amendment No. 14.

         If and when the merger of Forum MLP and FRP is consummated, the Units will cease to be authorized for trading on the American Stock Exchange and will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

         Except as set forth herein or in connection with the Merger (if consummated), the Reporting Persons have no present plans or proposals that relate to or would result in: (i) the acquisition of additional Units or the disposition of Units; (ii) an extraordinary FRP transaction, such as a merger, reorganization or liquidation of FRP; (iii) a sale or transfer of a material amount of assets of the FRP; (iv) any change in the present board of directors or management of FRI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in FRP's business or structure; (vii) any changes in FRP's governing instruments or other actions which may impede the acquisition of control of the Partnership by any person; (viii) causing a class of securities of FRP to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of FRP to become eligible fore termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

         Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is revised and amended and is restated as set forth below:

                  (a)-(b) The aggregate number and percentage of outstanding Units beneficially owned are set forth below. Except as otherwise indicated, each entity has the sole power to vote and to dispose of the Units listed opposite its name.

                                   Number of Units        Percent of Outstanding
Name of Beneficial Owner         Beneficially Owned             Units Owned
------------------------         ------------------             -----------

Forum Group, Inc.                   14,214,310*                   92.99%

Forum A/H, Inc.                      4,505,811                    29.48%

Forum Retirement, Inc.               2,141,795                    14.01%

------------------
* Includes 4,505,811 Units and 2,141,795 Units held by Forum A/H, Inc. and FRI, respectively.

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CUSIP No. 349 851 105                                          Page 7 of 8 Pages
-----------------------------------          -----------------------------------

                  (c) As reported in Item 3 above, FGI, through FRI, purchased 25,938 Units as of July 28,1998 at a purchase price of $4.50 per Unit in connection with the Settlement. In connection with the Settlement, Host Marriott also agreed to pay as much as $1.25 per Unit to holders of Units who accepted the Settlement, under certain circumstances, in the event that Host Marriott within three years following the date of the Settlement initiates a tender offer for Units. The District Court for the Southern District of Indiana entered an order approving the Settlement on February 5, 1998.

                  (d) Not Applicable.

                  (e) Not Applicable.

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CUSIP No. 349 851 105                                          Page 8 of 8 Pages
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                                   Signatures

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.


Dated.  October 7, 1998



Forum Group, Inc.                         Forum A/H, Inc.


By: /s/ Christopher G Townsend            By: /s/ Christopher G Townsend
    ----------------------------------        ----------------------------------
    Christopher G. Townsend, Secretary        Christopher G. Townsend, Secretary



Forum Retirement, Inc.


By: /s/ Christopher G Townsend
    ----------------------------------
    Christopher G. Townsend, Secretary

                                    EXHIBIT A

         This AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of October 5, 1998, by and among FORUM RETIREMENT PARTNERS, L.P., a Delaware limited partnership (the "Partnership"), FORUM RETIREMENT, INC., a Delaware corporation (the "General Partner"), FORUM GROUP, INC., a Delaware corporation (the "Parent"), and FORUM MERGER LIMITED PARTNERSHIP, a Delaware limited partnership and an indirect subsidiary of the Parent ("Forum MLP").


                                    RECITALS

         WHEREAS, the Partnership has heretofore issued limited partnership units (the "Units"), each representing limited partner interests in the Partnership;

         WHEREAS, the Units have been deposited with a depository (the "Depositary") designated by the General Partner, and the Units are represented by depositary receipts ("Depositary Receipts")

         WHEREAS, the General Partner is the sole general partner of the Partnership;

         WHEREAS, each of the Parent and Forum MLP is an affiliate (as used herein, such term shall have the meaning set forth in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act")) of the General Partner;

         WHEREAS, the Parent wishes to merge Forum MLP with and into the Partnership (the "Merger") pursuant and subject to the terms and conditions of this Agreement, whereby each issued and outstanding Unit not owned directly or indirectly by Forum MLP, the Parent or their affiliates will be converted into the right to receive $5.75 per Unit in cash (the "Merger Consideration");

         WHEREAS, the Board of Directors of the General Partner has established an advisory committee consisting of persons not otherwise affiliated with the Parent or its affiliates (the "Advisory Committee"), and has charged the Advisory Committee to negotiate and determine the fairness of this Agreement and the Merger to the holders of Depositary Receipts other than Parent and its affiliates;

         WHEREAS, the Advisory Committee has considered the fairness of this Agreement and the Merger to the Limited Partners (as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of December 29, 1986 (the "Partnership Agreement")) other than the Parent and its affiliates (the "Unaffiliated Limited Partners"), and has, subject to the terms and conditions of this Agreement, (i) determined that the Merger is fair to, advisable and in the best interests of the Unaffiliated Limited Partners, (ii) recommended that the General Partner approve this Agreement and (iii) recommended that the Merger be approved by the Limited Partners;

         WHEREAS, the General Partner, on its own behalf and on behalf of the Partnership, and the Parent, on its own behalf and on behalf of Forum MLP, have duly approved this Agreement and the Merger, and the General Partner has determined, upon the recommendation of the Advisory Committee, that the Merger is fair to and in the best interests of the Unaffiliated Limited Partners and, subject to the terms and conditions of this Agreement, has recommended that the Merger be approved by the Limited Partners; and

         WHEREAS, the Parent and affiliates of the Parent holding, in the aggregate, approximately 92.9% of the outstanding Units have agreed to consent to approval of this Agreement and the Merger upon submission of this Agreement and the Merger to the Limited Partners for approval (the "Merger Consent") pursuant to Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Partnership Act") and Articles XV and XVI of the Amended and Restated Agreement of Limited Partnership of the Partnership.

         NOW THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, agreements and conditions contained in this Agreement, the parties agree as follows:


                             ARTICLE I - The Merger

         1.1 The Merger. In accordance with and subject to (a) the provisions of this Agreement, (b) the Certificate of Merger (as hereinafter defined), and (c) the Delaware Partnership Act, at the Effective Time (as hereinafter defined), Forum MLP shall be merged with and into the Partnership in the Merger. As a result of the Merger, the separate existence of Forum MLP shall cease, and the Partnership shall continue as the surviving partnership. The Partnership is hereinafter sometimes referred to as the "Surviving Partnership."

         1.2 Effective Time of the Merger. Subject to the provisions of this Agreement, an appropriate form of certificate of merger (the "Certificate of Merger") shall be duly executed and filed by the Partnership and Forum MLP on the Closing Date (as hereinafter defined) in the manner provided in Section 17-211 of the Delaware Partnership Act. The Merger shall become effective at such time on the Closing Date as the Certificate of Merger is filed with the Secretary of State of the State of Delaware (or such later time as may be specified in the Certificate of Merger) (the "Effective Time").

         1.3 Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement shall have been abandoned pursuant to the provisions of Article VI, and subject to the provisions of Article V, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Washington, D.C. time, on the first Business Day (as hereinafter defined) occurring after the Merger Consent (which shall consist of a solicitation of consents of the Limited Partners during the twenty (20) calendar day period from and after the mailing of the Consent Solicitation Statement (as defined below)) or, if later, the date which is the first Business Day after all of the conditions set forth in Article V hereof shall have been satisfied or waived, or such other date and time which is agreed to in writing by the parties (the "Closing Date"). The Closing shall take place at the offices of Arnold & Porter, 555 12th Street, N.W., Washington, D.C., unless another place is agreed to by the parties. For purposes of this Agreement, "Business Day" shall mean any day except Saturday, Sunday or any day on which banks are generally not open for business in Washington, D.C.

         1.4 Effects of the Merger; General Partner. The Merger shall, from and after the Effective Time, have the effects provided for in the Delaware Partnership Act. The General Partner shall be the general partner of the Surviving Partnership until its resignation or removal or until its successor is duly qualified.

         1.5 Governing Documents. Following the Effective Time, the Partnership Agreement of the Partnership shall be the partnership agreement of the Surviving Partnership, until amended in accordance with the provisions thereof and applicable law.

         1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Forum MLP, the Partnership, the Surviving Partnership or any holder of any of the following securities:

         (a) Subject to Section 1.8, each Unit which is issued and outstanding immediately prior to the Effective Time and is owned by persons other than the Parent and its affiliates (the "Unaffiliated Unitholders") shall be canceled, extinguished and retired, and be converted into and become a right to receive the Merger Consideration;

         (b) Each Unit which is issued and outstanding immediately prior to the Effective Time and is not owned by an Unaffiliated Unitholder shall be and remain a unit of limited partnership interest in the Surviving Partnership;

         (c) Each partnership interest, general or limited, of Forum MLP issued and outstanding immediately prior to the Effective Time shall be canceled, extinguished and retired, and no payment shall be made thereon; and

         (d) The General Partner's general partnership interest in the Partnership shall be and remain a general partnership interest in the Surviving Partnership.

         1.7  Payment.

         (a) From and after the Effective Time, a bank or trust company designated by the Parent at or prior to the Effective Time and reasonably satisfactory to the Advisory Committee (the "Payment Agent") shall act as payment agent in effecting the payment of the Merger Consideration for Units or Depositary Receipts pursuant to Section 1.6(a) hereof. At or before the Effective Time, the Parent or Forum MLP shall deposit with the Payment Agent the aggregate Merger Consideration in trust for the benefit of the Unaffiliated Unitholders. Promptly after the Effective Time, the Payment Agent shall mail to each record holder of Depositary Receipts a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Depositary Receipt shall pass, only upon delivery of such Depositary Receipts to the Payment Agent) and instructions for use in surrendering such Depositary Receipts and receiving the Merger Consideration for each Unit previously represented thereby. Upon the surrender of each such Depositary Receipt and the payment by the Payment Agent of the Merger Consideration in exchange therefor, such Depositary Receipt shall be canceled. Until so surrendered and exchanged, each such Depositary Receipt held by any Unaffiliated Unitholders shall represent solely the right to receive the Merger

Consideration, multiplied by the number of Units represented by such Depositary Receipt, and subject to the rights described in Section 1.8, the holder thereof shall have no rights whatsoever in the Partnership or the Surviving Partnership. Upon the surrender of such outstanding Depositary Receipt, the holder shall receive such Merger Consideration, without any interest thereon. If any cash is to be paid to a name other than the name in which the Depositary Receipt surrendered in exchange therefor is registered, it shall be a condition to such payment that the person requesting such payment shall pay to the Payment Agent any transfer or other taxes required by reason of the payment of such cash to a name other than that of the registered holder of the Depositary Receipt surrendered, or such person shall establish to the satisfaction of the Payment Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Payment Agent nor any party hereto shall be liable to a holder of Depositary Receipts for any Merger Consideration or other payments made to a public official pursuant to applicable abandoned property laws. The Surviving Partnership and the Payment Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a holder of Units pursuant to the Merger any taxes or other amounts as are required by applicable law, including without limitation Sections 3406 and 1445 of the Internal Revenue Code of 1986. To the extent that amounts are so withheld by the Surviving Partnership or the Payment Agent, they shall be treated for all purposes of this Agreement as having been paid to the holder of the Units in respect of which such deduction and withholding was made.

         (b) Six (6) months after the Closing Date, the Surviving Partnership shall be entitled to the return of all amounts then held by the Payment Agent pursuant to Section 1.7(a) (including earnings thereon), and the Payment Agent's duties shall terminate. Thereafter, any holder of a Depositary Receipt shall look only to the Surviving Partnership (subject to applicable abandoned property, escheat and similar laws) as a general creditor to receive in exchange therefor the Merger Consideration, without any interest thereon.

         (c) At and after the Effective Time, there shall be no transfers on the books of the Surviving Partnership of any Unit other than Units that remain outstanding pursuant to Section 1.6(b) hereof. As of the Effective Time, each Unaffiliated Unitholder shall be deemed to have withdrawn as a limited partner and shall have no further interest in the Partnership or the Surviving Partnership or any allocations or distributions of income, property or otherwise, other than the right to receive the Merger Consideration as provided in this Article I.

         1.8 Appraisal Rights. In accordance with Section 17-212 the Delaware Partnership Act the Unaffiliated Unitholders shall have, in respect of the Units held by such Unaffiliated Unitholders, the appraisal rights to the same extent as would be available to a shareholder in such circumstances if the Partnership were a corporation organized under the laws of the State of Delaware.

                       ARTICLE II - Approval of the Merger

         2.1 Actions of the Partnership and the General Partner. (a) The General Partner hereby consents to the Merger, agrees in all respects with the terms of this Agreement and, subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby. In connection therewith, by executing this Agreement, the General Partner, as the sole general partner of the Partnership, consents to and approves in all respects this Agreement and the transactions contemplated hereby (including, without limitation, the Merger) on behalf of the Partnership. The General Partner hereby represents that, at a meeting of its Board of Directors duly called and held on October 5, 1998, (i) based upon (x) the opinion of Robert A. Innamorati & Co., financial advisor to the Advisory Committee (the "Financial Advisor") that, as of the date of this Agreement, the Merger Consideration to be received by the Unaffiliated Unitholders pursuant to the Merger is fair, from a financial point of view, to the Unaffiliated Limited Partners and (y) the recommendation of the Advisory Committee, such Board approved this Agreement and the Merger and has determined that the Merger, considered as a whole, is fair to and in the best interests of the Unitholders and (ii) such Board recommended that the Unitholders of the Partnership approve and adopt this Agreement and the Merger.

         2.2 Solicitation of Consents of Limited Partners of the Partnership. Promptly after the date of this Agreement, the Partnership shall take all action necessary, in accordance with the Delaware Partnership Act and the Partnership Agreement, to solicit the consents of the Limited Partners to this Agreement and the Merger during the twenty (20) calendar day period following the mailing of the Consent Solicitation Statement (hereinafter defined). The parties agree that the Partnership shall take all commercially reasonable actions necessary to admit as Limited Partners of the Partnership all Assignees (as defined in the Partnership Agreement), as of the record date established by the General Partner. The Parent shall cause, and shall cause each of the affiliates of the Parent holding outstanding Units to cause, all of the Units owned by them to approve and consent to this Agreement and the Merger.

         2.3 Consent Solicitation Statement. Promptly following the execution of this Agreement, the Partnership shall prepare (and Parent and Forum MLP shall cooperate in preparing) and as soon as reasonably practicable thereafter shall file with the Securities and Exchange Commission ("SEC") a consent solicitation statement with respect to the Merger. Subject to compliance with the rules and regulations of the SEC, the Partnership shall thereafter file with the SEC and mail to Unitholders a definitive consent solicitation statement with respect to the Merger. The term "Consent Solicitation Statement" shall mean such consent solicitation statement at the time it initially is mailed to the Unitholders and all amendments or supplements thereto, if any, similarly filed and mailed. Forum MLP and the Partnership each agree to correct any information provided by it for use in the Consent Solicitation Statement which shall have become false or misleading in any material respect.

                                   ARTICLE III
                         Representations and Warranties

         3.1 Representations and Warranties of the Parent and Forum MLP. The Parent and Forum MLP each, jointly and severally, represents and warrants to the Partnership as follows:

         (a) Organization and Qualification. The Parent is a corporation validly existing and in good standing under the laws of Delaware. Forum MLP is a limited partnership duly formed, validly existing and in good standing under the laws of Delaware.

         (b) Authority Relative to this Agreement. The Parent has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. Forum MLP (through its general partner) has the requisite partnership power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Parent and Forum MLP and the consummation by the Parent and Forum MLP of the transactions contemplated hereby have been duly authorized by the Parent and Forum MLP and no other corporate or partnership action on the part of the Parent or Forum MLP is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent and Forum MLP and constitutes a valid and binding obligation of each such company, enforceable against each such company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.

         (c) Financing. The Parent has sufficient available funds to consummate the Merger, and shall make such funds available for such purposes.

         (d) Certain Information. To the knowledge of Parent, without independent inquiry, the written information (other than the Projections (as defined below)) concerning the Partnership supplied to the Advisory Committee by the Parent or any of its affiliates was, taken as a whole, accurate in all material respects at the time such written information was provided. To the knowledge of Parent, without independent inquiry, the financial projections of the results of operations and cash flows relating to the Partnership's properties furnished by the General Partner to the Advisory Committee (the "projections") prepared by Marriott Senior Living Services, Inc., manager of the Partnership's assets (the "Manager"), were based upon the reasonable, good faith assumptions of the General Partner at the time such assumptions were made. For purposes of this Section 3.1(d), the knowledge of the Manager shall not be imputed to Parent.

         3.2 Representations and Warranties of the Partnership. The Partnership represents and warrants to each of the Parent and Forum MLP as follows:

         (a) Organization and Qualification. The Partnership is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware.

         (b) Authority Relative to Agreement. The General Partner, pursuant to the Partnership Agreement and the Delaware Partnership Act, has the requisite power and authority to cause the Partnership to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereunder. No other corporate or partnership proceedings on the part of the General Partner or the Partnership are necessary to authorize this Agreement and the transactions contemplated hereby, other than the affirmative vote of the Limited Partners representing a Majority Interest (as defined in the Partnership Agreement). This Agreement has been duly executed and delivered by the Partnership and constitutes a valid and binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

         (c) General Partner Recommendation. The Board of Directors of the General Partner, upon the recommendation of the Advisory Committee, has duly approved and adopted this Agreement and the Merger on the terms and conditions set forth herein, and has recommended and will recommend that the Unaffiliated Limited Partners approve and adopt this Agreement and the Merger; provided, however, that such recommendation may be withdrawn or modified if, and only to the extent that, the Advisory Committee, after consultation with and based upon the advice of outside legal counsel, determines in good faith that such action is required for the Board of Directors of the General Partner to comply with its fiduciary duties to Unaffiliated Limited Partners under Delaware law as in effect at the time of such action.

         (d) Fees. Except for the fees payable to Robert A. Innamorati & Co., neither the General Partner nor the Partnership has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.


                             ARTICLE IV - Covenants

         4.1 Legal Conditions to Merger. The General Partner (on behalf of itself and the Partnership), Forum MLP and the Parent shall take all reasonable actions necessary to comply promptly with all legal requirements with respect to the Merger and shall use commercially reasonable efforts to cooperate promptly with and furnish information to the other parties in connection with any such requirements. The General Partner (on behalf of itself and the Partnership), Forum MLP and the Parent shall use commercially reasonable efforts
(i) to obtain (and will take all reasonable actions necessary to promptly cooperate with the other parties in obtaining) any consent, authorization, order or approval of, or any exemption by, any administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity"), or other third party, required to be obtained or made (or cooperate in the obtaining of any thereof required to be obtained) in connection with the Merger or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the consummation of the transactions contemplated hereby; (iii) to fulfill all conditions pursuant to this Agreement; (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling, the entry thereof and (v) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

         4.2 Expenses. Whether or not the Merger is consummated, Parent and/or its affiliates (other than the General Partner and the Partnership) shall bear all costs and expenses of each party hereto incurred in connection with the transactions contemplated by this Agreement.

         4.3 Advisory Committee. (a) During the term of this Agreement and until the Effective Time, Parent and the General Partner of the Partnership shall take all actions necessary such that the Advisory Committee of the Board of Directors shall continue in existence without diminution of any of its powers or duties and its members shall consist solely of the directors of the General Partner who currently serve on such committee, or any successors selected by such directors.

         (b) Any amendment or termination of this Agreement by the Partnership, any waiver of any of the Partnership's or the General Partner's rights hereunder, any extension of the time for performance of the Parent or Forum MLP's obligations or other acts hereunder, or any actions to be taken by the Board of Directors of the General Partner in connection with this Agreement, shall require the concurrence of the members of the Advisory Committee; provided, however, that if no members of the Advisory Committee shall then be in office, this Section 4.3(b) shall be inapplicable.

         4.4 Indemnification. (a) The General Partner, Parent and Forum MLP agree that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of the General Partner as provided in its charter or by-laws, the Partnership Agreement or in any other document or agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms.

         (b) The Surviving Partnership shall not amend Section 6.9 or 6.10 of the Partnership Agreement as in effect on the date hereof in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors or officers of the General Partner.

         (c) For three years from and after the Effective Time, Parent shall use commercially reasonable efforts to maintain directors' and officers' liability insurance covering the Indemnified Parties who are currently covered by Parent's directors' and officers' liability insurance policy on terms no less favorable (in terms of coverage and amounts) to such persons than those of the policy in effect prior to the Effective Time.

                        ARTICLE V - Conditions Precedent

         5.1 Certain Conditions on the Obligation of Forum MLP to Consummate the Merger.

         The respective obligations of each party to effect the Merger shall be subject to satisfaction of the following conditions at or prior to the Effective
Time:

         (a) this Agreement and the Merger shall have been approved and adopted by a Majority Interest (as defined in the Partnership Agreement) in the manner required by the Delaware Partnership Act and the Partnership Agreement;

         (b) All consents and approvals prescribed by law which are necessary to the consummation of the transactions contemplated hereby shall have been obtained, and all statutory waiting periods in respect thereof shall have expired.

         (c) All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or otherwise been terminated.

         (d) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Entity nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity shall be in effect, which would make the acquisition or holding by the Parent, its subsidiaries or affiliates of the Units of the Surviving Partnership illegal or otherwise prevent the consummation of the Merger or make the consummation of the Merger illegal.


                            ARTICLE VI - Termination

         6.1 Termination. This Agreement may be terminated, and the Merger contemplated herein may be abandoned, at any time prior to the Effective Time, whether prior to or after approval of the Merger by the Unitholders:

         (a) by the Parent or the Partnership, if either party concludes in good faith that any of the conditions specified in Article V cannot be satisfied in a timely manner; or

         (b) by the Parent and the Partnership, by their mutual agreement, provided such termination is authorized by the members of the Advisory Committee; or

         (c) by either the Partnership (with the consent of the members of the Advisory Committee) or the Parent (without the consent of the members of the Advisory Committee):

                      (i) if the Effective Time has not occurred prior to March 31, 1998; provided that the party seeking to terminate this Agreement pursuant to this clause 6.1(c)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date; or

                      (ii) if any court of competent jurisdiction or other
                           Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

         6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1 hereof, this Agreement shall forthwith become void, except (i) as set forth in this Section 6.2 and in Sections 4.2 and
4.4 and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement, and there shall be no liability on the part of the Parent, Forum MLP, the General Partner or the Partnership, or any of their respective directors or officers.


                        ARTICLE VII - General Provisions

         7.1 Amendment. This Agreement may not be amended except by (i) an instrument in writing signed on behalf of each of the parties hereto and (ii) prior approval of such amendment by the members of the Advisory Committee provided, however, that after approval of the Merger by the Limited Partners, no amendment may be made which would: (a) alter or change the Merger Consideration; or (b) alter or change any other terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the Limited Partners in each case without the further approval of a Majority Interest (as defined in the Partnership Agreement).

         7.2 Nonsurvival of Representations, Warranties and Agreements. The respective representations and warranties of the Parent, Forum MLP and the Partnership contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger, and thereafter none of the Partnership, the Parent or Forum MLP or any officer, director or principal thereof shall be under any liability whatsoever with respect to any such representation or warranty. This Section 7.2 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the consummation of the Merger.

         7.3 Entire Agreement; Counterparts. This Agreement contains the entire agreement among the Partnership, the Parent and Forum MLP with respect to the subject matter hereof and supersedes all prior arrangements and understandings, both written and oral, among such parties with respect thereto. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses as shall be specified by a party by like notice):

                  Forum Group, Inc.
                  10400 Fernwood Road
                  Bethesda, MD 20817-1109
                  Attention:  David L. Buckley

         with a copy to:

                  Arnold & Porter
                  555 12th Street, N.W.
                  Washington, D.C.  20004
                  Attention:  Andrew Pace

         and:

                  Mr. John Sexton
                  Chairman, Advisory Committee of
                  Forum Retirement, Inc.
                  c/o Evan-Mckinsey & Company
                  Sterling Plaza
                  5949 Sherry Lane, Suite 1880
                  Dallas, TX  75225

All such notices and other communications shall be deemed to have been received
(a) in the case of personal delivery, on the date of such delivery if received prior to 5:00 p.m. Washington, D.C. time on such date, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally recognized overnight courier, on the Business Day following dispatch and (d) in the case of mailing, on the third Business Day following such mailing.

         7.5 Public Announcements. The General Partner, on behalf of itself and the Partnership, and the Parent and Forum MLP shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make such public statement prior to such consultation except as may be required by law or the rules of the American Stock Exchange.

         7.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

         7.7 Interpretation. When a reference is made in this Agreement to subsidiaries of Forum MLP, the Parent, the General Partner or the Partnership, the word "subsidiaries" means any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by the Parent, Forum MLP, the General Partner or the Partnership, as the case may be. For purposes of this Agreement, the Partnership shall not be deemed to be an affiliate or subsidiary of the Parent or Forum MLP.

         7.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         7.9 Benefits; Assignment. Except for Section 4.4 hereof, this Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder. This Agreement shall not be assigned (other than by operation of law); provided, however, that notwithstanding the foregoing, the parties hereto acknowledge that Forum MLP shall have the unrestricted right to assign all of its respective rights and obligations hereunder to a wholly-owned affiliate of the Parent or Forum MLP; provided, further, that notwithstanding such assignment, Forum MLP shall not be released from its obligations hereunder. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         7.10 Limitation of Liability. In no event shall any partner (other than the General Partner) or representative of the Partnership or any direct or indirect stockholder, officer, director, partner or representative of the General Partner or any other such person, be personally liable for any obligation of the Partnership or the General Partner under this Agreement. In no event shall recourse with respect to the obligations under this Agreement of the Partnership or the General Partner be had to the assets or business of any person other than the Partnership or the General Partner, respectively.

         7.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the conflicts of laws provisions thereof.

         IN WITNESS WHEREOF, the Partnership, the General Partner, the Parent and Forum MLP have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.


                           FORUM RETIREMENT PARTNERS, L.P.


                           By: Forum Retirement, Inc., its General Partner

                           By: /s/ Christopher G Townsend
                               -------------------------------------------
                           Name:  Christopher G Townsend
                           Title: Secretary

                           FORUM RETIREMENT, INC.


                           By: Forum Retirement, Inc., its General Partner

                           By: /s/ Christopher G Townsend
                               -------------------------------------------
                           Name:  Christopher G Townsend
                           Title: Secretary


                           FORUM GROUP, INC.


                           By: /s/ David L. Buckley
                               -------------------------------------------
                           Name:  David L. Buckley
                           Title: Vice-President


                           FORUM MERGER LIMITED PARTNERSHIP


                           By: Forum A/H, Inc., its General Partner

                           By: /s/ David L. Buckley
                               -------------------------------------------
                           Name:  David L. Buckley
                           Title: Vice-President